EX-2        SPECIAL ACTION BY THE EXECUTIVE COMMITTEE OF POWER EXPLORATION, INC.
            DATED JANUARY 11, 1999.

             MINUTES OF A SPECIAL MEETING OF THE EXECUTIVE COMMITTEE
                             POWER EXPLORATION, INC.
                                JANUARY 11, 1999


A special Meeting of the Executive Committee was held on the 11th day of January, 1999, at 1:00 P.M. at 5020 Collinwood, Suite 201, Fort Worth, Texas.

The meeting was called to order by Mark Zouvas, Secretary and Chief Financial Officer, via phone. Present was Director and Chief Operating Officer, Joe Bill Bennett, which constitutes a majority of the Executive Committee. Mr. Bennett acted as chairman of the meeting and Mr. Zouvas acted as Secretary of the meeting.

The Secretary announced that a quorum was represented, and having been duly convened, was ready to proceed with its business.

                                     SUBJECT

Discussion was then held concerning the creation of a private placement memorandum for the purpose of raising additional capital for the Company. Based on the current stock price as of the date of this action and the expected future price of the Company, a discussion was held regarding the price per share of the private placement.

Upon motion duly made, seconded and unanimously carried, it was:

RESOLVED, Power Exploration, Inc. will authorize the creation of a private placement memorandum for the purpose of raising additional capital through the issuance of restricted equities. The number of shares to be authorized for this placement will be two million (2,000,000) at a price of $1.00 per share, less legal and accounting fees. This placement will be issued at the discretion of the executive committee and memorialized in an action therefrom. The entire amount of authorized shares in the private placement memorandum will not be required to be placed before the issuance of shares begins nor will it be required for the entire issue to be placed.

There being no further business, upon Motion duly made and seconded, the meeting was adjourned.

                                                /s/ MARK ZOUVAS
                                                ------------------------
                                                Mark Zouvas, Secretary